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February 17, 2017

Mr. Gregory Dundas
Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	MSG Networks Inc.
Form 10-K for Fiscal Year Ended June 30, 2016

Dear Ms. Dundas:

On behalf of MSG Networks Inc. (the "Company"), I am writing to inform you that the Company is in receipt of the comment letter dated February 9, 2017 (the "Comment Letter") sent by Mr. Larry Spirgel on behalf of the Staff of the Securities and Exchange Commission (the "Staff") with respect to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2016.  The Company is working on its response to the Comment Letter and is requesting a 10 day extension of the due date set forth in the Comment Letter in order to have sufficient time to respond to the Staff's comment.  The Company confirms that it intends to submit its response to the Comment Letter by March 6, 2017.  I will promptly inform you of any changes in the Company's schedule for responding to the Comment Letter.

The Company appreciates your cooperation in extending the deadline for its response.  Should you or any member of the Staff have any questions, please do not hesitate to contact me at (212) 558-3764.

******

Mr. Gregory Dundas	2

Sincerely,

/s/ John P. Mead
John P. Mead
Sullivan & Cromwell LLP

cc:	Mr. Larry Spirgel
Assistant Director
(Securities and Exchange Commission)

Bret Richter
(MSG Networks Inc.)